May 8, 2007
VIA EDGAR AND FAX
Mary K. Fraser, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549-7010

RE:	Biodel Inc. (the “Company”)
Form S-1 Registration Statement
File No. 333-140504
Dear Ms. Fraser:
     Pursuant to Rule 461 of the Securities Act of 1933, the undersigned registrant under the above-referenced registration statement hereby requests that the effectiveness of said registration statement be accelerated so that it will become effective at 3:30 p.m., New York time, on Thursday, May 10, 2007, or as soon thereafter as possible. Please notify the undersigned or Michael J. Shef, Esq. by phone at (212) 704-6140 or by fax at (212) 704-5974 of the date and time that the registration statement has been declared effective.
     In connection with such acceleration request, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BIODEL INC.

By:	/s/ F. Scott Reding

F. Scott Reding
Chief Financial Officer and Treasurer